09055904

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verity Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3100 Tower Blvd, Suite 808
(No. and Street)

Durham	NC	27707
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Simonson — 919-490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nelson & Company, P.A.
(Name – *if individual, state last, first, middle name*)

3603 University Dr	Durham	NC	27707
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
100

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Simonson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verity Investments, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Secretary / Treasurer

Title

Lauri Norman

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.

FINANCIAL STATEMENTS

December 31, 2008 and 2007

VERITY INVESTMENTS, INC.

CONTENTS

919 490-8585 Durham/Raleigh
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

Nelson & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

1511 SUNDAY DRIVE, SUITE 214
RALEIGH, NORTH CAROLINA 27607

INDEPENDENT AUDITORS' REPORT

February 24, 2009

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statements of financial condition of Verity Investments, Inc. (the "Company") as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Verity Investments, Inc. as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission on page 10 and the Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 on pages 11-12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nelson & Company, P.A.

VERITY INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 65,615	$ 88,261
CRD deposits	922	424
Short-term investments	31,246	30,000
Commissions receivable	402,159	357,206
Receivable from parent	269,896	185,236
Total current assets	769,838	661,127
	$ 769,838	$ 661,127
LIABILITIES AND NET ASSETS		
CURRENT LIABILITIES		
Accounts payable	$ 400,215	$ 345,760
Line of credit	32,224	29,159
Income tax payable to parent	12,372	19,573
Total current liabilities	444,811	394,492
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized, 100,000 shares; issued and outstanding, 1,000	31,000	31,000
Retained earnings	294,027	235,635
Total stockholder's equity	325,027	266,635
	$ 769,838	$ 661,127

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF INCOME

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Brokerage commissions	$ 285,530	$ 498,965
Advisory fees	1,547,042	1,211,155
12b-1 distribution fees	176,419	206,713
Municipal income	944	931
Other income	1,413	561
Total revenues	2,011,348	1,918,325
Expenses		
Commissions expense	1,051,309	1,019,320
Management fee	268,000	316,589
Licenses	12,393	12,275
Professional fees	264,539	176,469
Salaries	186,306	165,342
Office expense	87,986	88,793
Insurance	8,740	6,333
Third party administration fees	-	2,526
Software	2,729	1,929
Advertising	1,700	892
Miscellaneous expense	51,180	28,904
Total expenses	1,934,882	1,819,372
Income before income taxes	76,466	98,953
Provision for income taxes	18,074	27,613
Net income	$ 58,392	$ 71,340

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Retained Earnings
Balances at December 31, 2006	$ 31,000	$ 164,295
Net income for 2007	-	71,340
Balances at December 31, 2007	31,000	235,635
Net income for 2008	-	58,392
Balances at December 31, 2008	$ 31,000	$ 294,027

The accompanying notes are an integral part of the financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008		2007	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	58,392	$	71,340
Adjustments to reconcile change in net income to net cash provided by (used in) operating activities				
(Increase) decrease in CRD deposits		(498)		1,151
(Increase) in commissions receivable		(44,953)		(31,922)
(Increase) in receivable from parent		(84,660)		(129,393)
Increase in accounts payable		54,455		153,814
(Decrease) in income tax payable to parent		(7,201)		(430)
(Decrease) in accrued income tax payable		-		(94)
Net cash (used in) provided by operating activities		(24,465)		64,466
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of short-term investments		(1,246)		(30,000)
Net cash (used in) investing activities		(1,246)		(30,000)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from line of credit		66,081		58,199
Payments on line of credit		(63,016)		(38,343)
Net cash provided by financing activities		3,065		19,856
Net (decrease) increase in cash and cash equivalents		(22,646)		54,322
Cash and cash equivalents, beginning of year		88,261		33,939
Cash and cash equivalents, end of year	$	65,615	$	88,261
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash payments for:				
Interest	$	2,992	$	3,699
Income taxes	$	26,827	$	26,925

The accompanying notes are an integral part of the financial statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Verity Investments, Inc. (The Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), and it is also a member of the Financial Industry Regulatory Authority (FINRA), and finally it is also an SEC-Registered Investment Advisor. It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company is a North Carolina corporation that is a wholly-owned subsidiary of Verity Asset Management, Inc. (the Parent).

A Summary of the Company's Significant Accounting Policies follows:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Certificates of Deposit

Certificates of Deposit totaling $31,246 and $30,000 as of December 31, 2008 and 2007, respectively, are included in short-term investments in the accompanying financial statements. The certificates bear interest of 4.8% and have a maturity of ten months, with penalties for early withdrawal.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 1. Nature of Business and Summary of Significant Accounting Policies (continued)

Bad Debts

The Company uses the allowance method to determine uncollectible accounts. At December 31, 2008 and 2007, management believed that all commissions receivable were fully collectible. Therefore, no allowance for doubtful accounts has been recorded.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain items in the 2007 financial statements have been reclassified to conform to the presentation adopted for the 2008 financial statements. These reclassifications have no effect on previously reported net income or retained earnings.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2008, the Company had net capital of $46,681, which was $18,203 in excess of its required minimum net capital of $28,478. At December 31, 2008, The Company's ratio of aggregate indebtedness to net capital was 9.15 to 1. At December 31, 2007, the Company had net capital of $80,975, which was $55,975 in excess of its required minimum net capital of $25,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 4.55 to 1.

Note 3. Related Party

By an agreement dated June 28, 1996, Verity Asset Management, Inc., the Parent company of Verity Investments, Inc., agreed to pay all expenses incurred by its wholly-owned subsidiary for rent, supplies, utilities, and salaries. Under this agreement Verity Investments, Inc. was not responsible for reimbursing Verity Asset Management, Inc. However, Verity Investments paid Verity Asset Management a management fee.

Effective December 31, 2003, an agreement exists between the two parties by which all such expenses must be reimbursed to the Parent based on a reasonable allocation plan.

Total management fees paid and reimbursements paid to the Parent by the Company were $652,663 and $567,390 for the years ended December 31, 2008 and 2007, respectively.

Note 4. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5. Employee Benefit Plans

The Company has adopted a SIMPLE IRA plan which covers all employees with a minimum of one year of service, subject to age and hours of service restrictions. The Company matches the employees' contributions on a dollar for dollar basis up to 3% of compensation. Contributions made under the plan totaled $1,500 and $3,478 for the years ended December 31, 2008 and 2007, respectively.

Note 6. Line of Credit

The Company has a line of credit with a maximum borrowing capacity of $35,000 and an interest rate of 18.24%. $2,776 and $5,841 were available on the line of credit at December 31, 2008 and 2007, respectively.

VERITY INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Net Capital		
Total Stockholders' equity	$	325,027
Deductions and/or charges:		
Nonallowable assets:		
Haircuts on securities		117
Unallowable accounts receivable		7,410
CRD deposits		922
Receivables from parent		269,896
Net capital	$	46,682
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	427,163
Total aggregate indebtedness	$	427,163
Computation of basis net capital requirement		
Minimum net capital required:		
Company	$	28,478
Minimum dollar requirement	$	25,000
Net capital required (greater of the above)	$	28,478
Excess net capital	$	18,204
Excess net capital at 1,500 percent	$	18,204
Excess net capital at 1,000 percent	$	3,966
Ratio: Aggregate indebtedeness to net capital		9.15
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2008)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	58,828
Haircut on securities inadvertently deducted twice		117
Audit adjustment to professional fees		4,370
Audit adjustment to payroll tax expense		87
Audit adjustment to income tax expense		(17,648)
Audit adjustment to interest expense		929
Rounding		(1)
Net capital, per above	$	46,682

The accompanying notes are an integral part of the financial statements.

919 490-8585 Durham/Raleigh
919 929-1700 Chapel Hill
919 490-8591 Fax
E-mail nelsoncomp@nelsonandcompany.com

Mailing Address
POST OFFICE BOX 52179
DURHAM, NORTH CAROLINA 27717

Nelson
& COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Offices
3603 UNIVERSITY DRIVE
DURHAM, NORTH CAROLINA 27707

1511 SUNDAY DRIVE, SUITE 214
RALEIGH, NORTH CAROLINA 27607

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 24, 2009

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

In planning and performing our audit of the financial statements of Verity Investments, Inc. (the Company), for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for

which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Nelson & Company, P.A.